FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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 Notifiable Share Interest in OctoPlus N.V.

GlaxoSmithKline plc ("GSK") announces that following a private placement offering made by OctoPlus N.V. ("OctoPlus"), a pharmaceuticals product and drug delivery company located in the Netherlands and whose shares are traded on Euronext Amsterdam, on 26 October 2011, GSK's interest in Octoplus has decreased.

GSK's interest, which is held by S.R. One, Limited,a wholly owned US-registered subsidiary of GSK ("S.R.One"), now comprises 4,345,062 ordinary shares or 9.7% of OctoPlus. The calculation is based on a total of 44,778,974 shares outstanding in OctoPlus.  This decreased interest became disclosable under the rules of the Dutch Financial Supervision Act upon falling below 10% of the issued share capital of OctoPlus, and a notification regarding this decreased holding is due to be made to the Netherlands Authority for the Financial Markets ("AFM") on 18 November 2011.

Victoria Whyte
Company Secretary

18 November 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  November 18, 2011
By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc